April 14, 2005

Mail Stop 3-8

By Facsimile and U.S. Mail


Mr. Jeffrey E. Nachbor
Chief Financial Officer
Sharper Image Corporation
650 Davis Street
San Francisco, California 94111


		RE:	Sharper Image Corporation Item 4.02 Form 8-K filed
April 11, 2005
			File No.  0-15827


Dear Mr. Nachbor:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

1. Please tell us your basis in GAAP for recording the cumulative effect of the error as an adjustment to the equity for fiscal 2002 versus recording the cumulative effect in the statement of income for that period. Please note, if the cumulative effect is material to operations, or to the trend of the reported results of operations, then the individual income statements of the earlier years should be retroactively adjusted. Please refer to SAB Topic 5:F.

You should file your response to this comment on or before April
21,
2005.

If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781.

							Sincerely,



							Anthony Watson
						Staff Accountant
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